82-7207

GGL DIAMOND CORP. 02 FEB 25 AM 8:38

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

02015368

January 17, 2002

PRESS RELEASE

GGL ANNOUNCES CLOSING OF PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.CDNX)** announces that, further to the Company's press release of January 10, 2002, the Company has closed the second tranche of the private placement, having raised $137,000 through the sale of 1,070,000 flow-through shares at $0.10 per share and 300,000 non-flow-through units at a price of $0.10 per unit, each unit consisting of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share for a term of 24 months at $0.15 in the first year and $0.20 in the second year. The securities issued in the second tranche have a hold period until May 17, 2002.

The Company has received subscription proceeds of $198,000 in total from the private placement. The funds will be used for the Company's mineral exploration projects and for working capital.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

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